January 5, 2011

VIA EDGAR AND FEDERAL EXPRESS

Russell Mancuso

Division of Corporation Finance Branch Chief

Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kopin Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 17, 2010
File No. 000-19882

Dear Mr. Mancuso,

This letter is in response to comments received in the letter dated December 22, 2010 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John C.C. Fan, President and Chief Executive Officer and Chairman of the Board of Directors of Kopin Corporation (“we”, “our” or the “Company”). We have reviewed the Letter and our response is set forth below.

For ease of reference the comment contained in the Letter is printed below in italics and is followed by our response.

1. Please expand your response to prior comment 1 to explain how you calculated actual total compensation for Messrs Sneider, Tsaur, and Hill for fiscal year 2007 and Mr. Hill for fiscal year 2008. We note that the totals of the individuals compensation amounts on page 20 of your definitive proxy statement appear to be different than the amount of actual compensation you included in the table on page 2 of your response.

Response:

We note the Staff’s comment and respectfully submit that, after further review, the statement “…we noted that all individual compensation amounts were correctly reported in the Summary Compensation Table…” in our response to the Staff dated December 17, 2010 was incorrect. The amounts in the Salary column for Messrs Sneider, Tsaur, and Hill for fiscal year 2007 and Mr. Hill for fiscal year 2008 were not the proper salary amounts for those years. The amounts reported in the “Salary” column in our fiscal year 2009 proxy for Messrs Sneider, Tsaur, and Hill for fiscal year 2007 and Mr. Hill for fiscal year 2008 were their salaries for 2006 and 2007, respectively. We would also note that there were differences in the fiscal year 2007 “Other” column for Messrs Sneider, Tsaur, and Hill which represents the value of a life insurance premium not included in the fiscal year 2007 compensation amount. In our computation of the total compensation variance as described in our response dated December 17, 2010, we had properly identified all of the errors in the columns; however we incorrectly made the statement above. For reference, we have attached as Exhibit A to this response letter three tables setting forth (i) the actual amounts that should have been set forth in such table, (ii) the amounts as reported in our Named Executive Officer Summary Compensation Table in our fiscal year 2009 proxy statement, and (iii) the variance between each of (i) and (ii).

After determining the variances set forth in Exhibit A, we considered the potential impact to shareholders and other users of our financial statements and continue to believe that the variances do not require an amendment or additional disclosure with respect to the Named Executive Officer Summary Compensation Table. The variances in the Salary and Other columns are insignificant in comparison to the individual Salary column amounts and Total compensation amounts. As a result, we do not believe that a shareholder’s voting or investment decision would have been affected in any way because of the variances noted above. Further, we believe this position is supported by the fact that our fiscal year 2009 compensation amounts were properly reported in our fiscal year 2009 proxy statement and the fiscal year 2008 and 2007 total compensation variances for our Chief Executive Officer and Chief Financial Officer overstated their compensation.

While we do not believe any changes or amendments are required with respect to our fiscal year 2009 proxy statement, we do note that we will revise the Named Executive Officer Summary Compensation Table in all future filings to properly report the total of all compensation elements appearing in the table. We will also review our disclosure controls and procedures to assess what actions need to be taken to prevent future errors in our subsequent disclosures.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. If you have any further questions, please contact the undersigned at 508.824.6696.

Very truly yours,

/s/ Richard A. Sneider
Richard A. Sneider Chief Financial Officer

Cc:	Aslynn Hogue, U.S. Securities and Exchange Commission
John, J. Concannon, Bingham McCutchen LLP

Exhibit A

Correct (Actual) Named Executive Officer Summary Compensation Table

Name and Principle Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)(1)	Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Non-Qualified Deferred Compensation ($)(3)	All Other Compensation ($)(4)	Total
John C.C. Fan President, Chief Executive Officer, Chairman of the board	2009	$495,000	—	$1,807,296	—	$29,567	—	$4,935	$2,336,798
	2008	$495,000	—	$344,008	—	$70,403	—	$4,875	$914,286
	2007	$495,000	—	$800,908	—	$100,000	—	$4,175	$1,400,083

Richard A. Sneider Treasurer and Chief Financial Officer	2009	$300,000	—	$305,934	—	$12,178	—	$4,575	$622,687
	2008	$300,000	—	$53,136	—	$25,010	—	$4,350	$382,496
	2007	$300,000	—	$132,048	—	$25,000	—	$4,175	$461,223

Boryeu Tsaur Executive Vice President—Display Operations	2009	$325,000	—	$199,746	—	$5,428	—	$4,650	$534,824
	2008	$325,000	—	$23,685	—	$53,618	—	$4,350	$406,653
	2007	$325,000	—	$379,381	—	$25,000	—	$4,075	$733,456

Daily S. Hill Vice President—Government Programs and Special Projects	2009	$270,000	—	$149,507	—	$17,394	—	$4,260	$441,161
	2008	$270,000	—	$75,896	—	$0	—	$4,260	$350,156
	2007	$265,000	—	$195,000	—	$25,000	—	$3,975	$488,975

Michael Presz Vice President of Government Programs	2009	$225,000	—	$191,329	—	$5,324	—	$4,350	$426,003
	2008	$225,000	—	$23,232	—	$41,789	—	$4,125	$294,146
	2007	$210,000	—	$114,505	—	$25,000	—	$3,975	$353,480

Reported Named Executive Officer Summary Compensation Table

Name and Principle Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)(1)	Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Non-Qualified Deferred Compensation ($)(3)	All Other Compensation ($)(4)	Total
John C.C. Fan President, Chief Executive Officer, Chairman of the board	2009	$495,000	—	$1,807,296	—	$29,567	—	$4,935	$2,336,797
	2008	$495,000	—	$344,008	—	$70,403	—	$4,875	$1,333,858
	2007	$495,000	—	$800,908	—	$100,000	—	$4,175	$1,578,190

Richard A. Sneider Treasurer and Chief Financial Officer	2009	$300,000	—	$305,934	—	$12,178	—	$4,575	$622,687
	2008	$300,000	—	$53,136	—	$25,010	—	$4,350	$473,608
	2007	$280,000	—	$132,048	—	$25,000	—	$3,300	$500,862

Boryeu Tsaur Executive Vice President—Display Operations	2009	$325,000	—	$199,746	—	$5,428	—	$4,650	$534,824
	2008	$325,000	—	$23,685	—	$53,618	—	$4,350	$515,708
	2007	$310,000	—	$379,381	—	$25,000	—	$3,300	$531,865

Daily S. Hill Vice President—Government Programs and Special Projects	2009	$270,000	—	$149,507	—	$17,394	—	$4,260	$441,161
	2008	$265,000	—	$75,896	—	$0	—	$4,260	$386,778
	2007	$240,000	—	$195,000	—	$25,000	—	$3,300	$376,728

Michael Presz Vice President of Government Programs	2009	$225,000	—	$191,329	—	$5,324	—	$4,350	$426,003
	2008	$225,000	—	$23,232	—	$41,789	—	$4,125	$294,146
	2007	$210,000	—	$114,505	—	$25,000	—	$3,975	$353,480

Variances in Named Executive Officer Summary Compensation Table

A positive amount in the “Total Variance” column below represents the amount by which the total reported exceeded the actual total, and a negative (bracketed) amount represents the amount by which the total reported was less than the actual total.

(Understated)/Overstated actual compensation

Name and Principle Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation ($)	All Other Compensation ($)(1)	Total Variance
John C.C. Fan President, Chief Executive Officer, Chairman of the board	2009	—	—	—	—	—	—	—	$1
	2008	—	—	—	—	—	—	—	419,572
	2007	—	—	—	—	—	—	—	178,107

Richard A. Sneider Treasurer and Chief Financial Officer	2009	—	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	$91,112
	2007	$(20,000)	—	—	—	—	—	$(875)	39,639

Boryeu Tsaur Executive Vice President—Display Operations	2009	—	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	$109,055
	2007	$(15,000)	—	—	—	—	—	$(775)	(201,591)

Daily S. Hill Vice President—Government Programs and Special Projects	2009	—	—	—	—	—	—	—	—
	2008	$(5,000)	—	—	—	—	—	—	$36,622
	2007	(25,000)	—	—	—	—	—	$(675)	(112,247)

Michael Presz Vice President of Government Programs	2009	—	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—

(1)	Value of life insurance premium